07027489

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 12 OCTOBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 423.60 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 6,332,321 TREASURY SHARES IN TREASURY AND HAS 625,030,814 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES)

dw 10/23

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 9 OCTOBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 225,000 SHARES AT AN AVERAGE PRICE OF 432.71 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 5,478,179 TREASURY SHARES IN TREASURY AND HAS 625,876,257 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES)

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 28 SEPTEMBER 2007, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 626,226,027 ORDINARY SHARES OF 28 1/3P ('SHARES'). 5,083,179 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 621,142,848. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 27 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 427.40 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 5,083,179 TREASURY SHARES IN TREASURY AND HAS 626,208,688 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	17	8	1,939
JOHN O'REILLY	17	8	1,939
PDMRs			
MIKE O'KANE	17	8	1,939
MICHAEL NOBLE	17	8	1,939
RICHARD AMES	17	8	195

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 OCTOBER 2007 AT 434.75P PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

END

Aesop071008